Animas Resources Ltd.	TSX-V: ANI

#410 - 325 Howe St., Vancouver, BC Canada V6C 1Z7 • Tel: 604-687-6197 • Fax: 1-888-889-4874 •

October 9, 2013	NR 13 - 8

Animas Extends Warrant Expiry Date

Animas Resources Ltd. (TSX.V: ANI) is seeking approval from the TSX Venture Exchange to extend the term of certain warrants which would otherwise expire on October 26, 2013.

6,000,000 warrants granted on October 26, 2011 with the original expiry date of October 26, 2013, are now extended to expire on October 26, 2015, with each warrant entitling the holder to purchase one common share of the Company at $0.30 per share.

John R. Wilson, President and CEO, commented, “Our shareholders have been adversely affected by the poor financial market conditions and, by extending the term of these warrants, Animas has the possibility to receive the funds from the exercise of the warrants, while giving our loyal shareholders a better opportunity to exercise the warrants.”

About Animas Resources Ltd.

Animas Resources Ltd., a North American mineral resource company focused on acquisition and discovery, consolidated the Santa Teresa District’s Santa Gertrudis precious metal and related deposits and prospects within a 562 square kilometer land holding.  Our mission is to grow Animas through development, discovery and acquisition of high-quality mineral deposits and to build upon the historic gold resource base at Santa Gertrudis, Mexico, and maintain a pipeline of only the highest quality projects.

This news release was prepared by Company management, who take full responsibility for its content. The technical disclosure in this press release has been reviewed by John R. Wilson, a Qualified Person as defined by National Instrument 43-101 of the Canadian Securities Administrators, and the President and CEO of Animas.

For additional information, contact Animas Resources Ltd. at 604-687-6197, or you may register to receive future news releases at www.animasresources.com.

     “John R. Wilson”

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John R. Wilson, President & CEO

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

This press release contains "forward-looking information" which may include, but is not limited to, statements with respect to drilling plans, timing of our planned NI 43-101 resource report, timing of assays, resource estimates, projections, our planned exploration and drilling  programs, the availability of future financing for exploration and other plans, projections, estimates and expectations.  Such forward-looking statements reflect our current views with respect to future events and are subject to certain risks, uncertainties and assumptions, including, the risks and uncertainties outlined in our most recent financial statements and reports and registration statement filed with the Canadian securities administrators (available at www.sedar.com). Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those anticipated, believed, estimated or expected.